AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

For the six months ended June 30, 2008

(unaudited)

Index

Consolidated Balance Sheets

Consolidated Statements of Operations and Comprehensive Loss

Consolidated Statements of Deficit

Consolidated Statements of Accumulated Other Comprehensive Income

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Notice to Readers: These financial statements have been prepared by management of the Company and have not been subject to review by the Company’s auditor.

AVINO SILVER & GOLD MINES LTD.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	June 30,	December 31,
As at:	2008	2007
	(Unaudited)
ASSETS
Current
Cash and cash equivalents	$4,516,539	$6,342,481
Interest receivable	56,490	19,183
Taxes recoverable	568,732	394,549
Prepaid expenses and accounts receivable	49,907	32,317
Amounts due from related companies (Note 6(b))	-	-

	5,191,668	6,788,530

Property, Plant & Equipment	1,139,934	1,085,390
Reclamation Bonds	5,500	5,500
Mineral Properties (Note 3)	14,156,889	13,096,805
Investments in Related Companies (Note 4)	232,630	214,715

	$20,726,621	$21,190,940

LIABILITIES
Current
Accounts payable and accrued liabilities	$502,695	$520,710
Amounts due to related parties (Note 6(c))	159,813	176,788

	662,508	697,498

Future income tax liability	1,834,916	1,834,916

	2,497,424	2,532,414
SHAREHOLDERS' EQUITY
Share Capital (Note 5(a))	33,112,072	33,112,072
Contributed Surplus	7,675,063	7,287,742
Treasury Shares (14,180 Shares, at cost)	(101,869)	(101,869)

	40,685,266	40,297,945

Accumulated other comprehensive income	22,545	4,630
Deficit	(22,478,614)	(21,644,049)

	(22,456,069)	(21,639,419)

	18,229,197	18,658,526

	$20,726,621	$21,190,940

NATURE OF OPERATIONS – NOTE 1

Approved by the Board of Directors:

“Louis Wolfin”	Director	“David Wolfin”	Director

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Operations and Comprehensive Income (Loss)
For the six months ended June 30, 2008
(Expressed in Canadian dollars - unaudited)

	Three Months Ended,		Six Months Ended,
	June 30, 2008	July 31, 2007	June 30, 2008	July 31, 2007
		(Note 10)		(Note 10)
Operating and Administrative Expenses
Amortization	$75	$2,373	$1,050	$4,745
General exploration	8,541	43,771	9,764	163,460
Management fees	24,000	24,000	48,000	48,000
Office and miscellaneous	34,126	87,719	74,128	189,357
Professional fees	50,312	62,591	63,470	73,355
Regulatory and compliance fees	5,914	9,012	16,205	18,505
Salaries and benefits	28,601	25,380	56,494	48,017
Shareholder and investor relations	74,257	74,423	136,003	160,921
Stock-based compensation	(13,200)	-	382,800	-
Travel and entertainment	10,294	7,837	27,222	28,103

	(222,920)	(337,106)	(815,136)	(734,493)

Other income (expenses)
Interest income	28,459	99,080	85,726	204,152
Foreign exchange gain (loss)	(106,386)	1,307	(105,155)	45,508

LOSS FOR THE PERIOD	$(300,847)	$(236,719)	$(834,565)	$(484,833)

Other comprehensive income
Unrealized gain (loss) on marketable
securities (Note 4)	(4,995)	(8,631)	17,915	24,437

TOTAL COMPREHENSIVE LOSS	$(305,842)	$(245,350)	$(816,650)	$(460,396)

BASIC AND DILUTED LOSS
PER SHARE	$(0.01)	$(0.01)	$(0.04)	$(0.02)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	20,584,727	20,584,727	20,584,727	20,584,727

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Deficit
For the six months ended June 30, 2008
(Expressed in Canadian dollars - unaudited)

	Three Months Ended,		Six Months Ended,
	June 30, 2008	July 31, 2007	June 30, 2008	July 31, 2007
		(Note 10)		(Note 10)

OPENING DEFICIT	$(22,177,767)	$(21,006,300)	$(21,644,049)	$(20,758,186)
Net loss for the period	(300,847)	(236,719)	(834,565)	(484,833)

CLOSING DEFICIT	$(22,478,614)	$(21,243,019)	$(22,478,614)	$(21,243,019)

Consolidated Statements of Accumulated Other Comprehensive Income
For the six months ended June 30, 2008
(Expressed in Canadian dollars - unaudited)

	Three Months Ended,		Six Months Ended,
	June 30, 2008	July 31, 2007	June 30, 2008	July 31, 2007
		(Note 10)		(Note 10)

OPENING ACCUMULATED OTHER
COMPREHENSIVE INCOME	$27,540	$50,185	$4,630	$-
New Accounting Policy, February 1, 2007	-	-	-	17,117
Unrealized gain on investments in related
companies	(4,995)	(8,631)	17,915	24,437

CLOSING ACCUMULATED OTHER
COMPREHENSIVE INCOME	$22,545	$41,554	$22,545	$41,554

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Cash Flows
For the six months ended June 30, 2008
(Expressed in Canadian dollars - unaudited)

	Three Months Ended,		Six Months Ended,
	June 30, 2008	July 31, 2007	June 30, 2008	July 31, 2007
		(Note 10)		(Note 10)
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the period	$(300,847)	$(236,719)	$(834,565)	$(484,833)
Adjustments for non-cash items:
Amortization	75	2,373	1,050	4,745
Stock-based compensation	(13,200)	-	382,800	-
Fair value of options issued for
investor relations services	3,291	-	4,521	27,863

	(310,681)	(234,346)	(446,194)	(452,225)

Net change in non-cash working capital
(Note 7)	(217,412)	(161,788)	(264,070)	(316,157)

	(528,093)	(396,134)	(710,264)	(768,382)

FINANCING ACTIVITIES
Receipt of share proceeds receivable	-	5,940	-	5,940

	-	5,940	-	5,940

INVESTING ACTIVITIES
Property, plant and equipment
purchases	(31,337)	(915)	(55,594)	(915)
Mineral property exploration
expenditures	(567,344)	(326,983)	(1,060,084)	(995,126)

	(598,681)	(327,898)	(1,115,678)	(996,041)

Increase (decrease) in cash and
cash equivalents	(1,126,774)	(718,092)	(1,825,942)	(1,758,483)
CASH AND CASH EQUIVALENTS,
beginning of period	5,643,313	10,004,715	6,342,481	11,045,106
CASH AND CASH EQUIVALENTS,
end of period	$4,516,539	$9,286,623	$4,516,539	$9,286,623

The accompanying notes are an integral part of the consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the six months ended June 30, 2008
(Expressed in Canadian dollars - unaudited)

NOTE 1 - NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1969 under the laws of the Province of British Columbia, Canada. The Company’s principal business activities include the acquisition, exploration and development of mineral properties. The Company owns interests in mineral properties located in Durango, Mexico and in British Columbia and the Yukon, Canada.

The Company is in the exploration stage and is in the process of determining whether these properties contain ore reserves which are economically recoverable.

The recoverability of amounts recorded as mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, maintenance of the Company’s legal interests in its mineral claims, obtaining further financing for exploration and development of its mineral claims, re-development of its mining and processing operations and commencement of future profitable production, or receiving proceeds from the sale of all or an interest in its mineral properties.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company will be required to raise new financing through the sale of shares or issuance of debt to continue with the exploration and development of its mineral properties. Although management intends to secure additional financing, there can be no assurance that management will be successful in its efforts to secure additional financing or that it will ever develop a self-supporting business. These factors together raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes thereto for the fiscal year ended December 31, 2007. These interim consolidated financial statements have not been reviewed by an auditor.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of these unaudited consolidated financial statements have been included and all such adjustments are of a normal recurring nature. Operating results for the six month period ended June 30, 2008 are not necessarily indicative of the results that can be expected for the year ended December 31, 2008.

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the six months ended June 30, 2008
(Expressed in Canadian dollars - unaudited)

NOTE 2 – ACCOUNTING POLICIES (continued)

New Accounting Standards

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These accounting policy changes were adopted on a retrospective basis with no restatement of prior period financial statements:

i)

CICA Section 1400 General Standards of Financial Statement Presentation provides revised guidance on management’s responsibility to assess and disclose the Company’s ability to continue as a going concern.

ii)

CICA Section 1535 Capital Disclosures establishes standards for the disclosure of the Company’s objectives, policies and processes for managing capital, capital management strategies, as well as quantitative information about capital.

iii)

CICA Section 3031 Inventories contains expanded guidance related to cost measurement and disclosure requirements. The Company expects no significant impact on the Company’s interim and annual financial statements for fiscal 2008 as a result of this standard.

iv)

CICA Section 3064 Goodwill and Intangible Assets replaces Section 3062 Goodwill and Intangible Assets, and Section 3450 Research and Development Costs, which also resulted in amendments to related guidance contained in AcG-11 Enterprises in the Development Stage and Section 1000 Financial Statement Concepts. These pronouncements and amendments affect the recognition and measurement of intangible assets that include deferred costs related to mineral property exploration. On January 1, 2009 the Company will adopt this standard, and management is currently assessing its impact on the Company’s interim and annual financial statements for fiscal 2009.

v)

CICA Section 3862 Financial Instruments - Disclosures and Section 3863 Financial Instruments - Presentation replaces Section 3861 Financial Instruments - Disclosure and Presentation. These new sections revise and enhance current disclosure requirements for financial instruments, and place an increased emphasis on disclosure of risk exposure and risk assessments.

vi)

In February 2008, the CICA Accounting Standards Board confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Management is currently assessing the impact of adopting IFRS and it has not yet determined its affect on the Company’s financial statements.

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the six months ended June 30, 2008
(Expressed in Canadian dollars - unaudited)

NOTE 3 - MINERAL PROPERTIES

		British
	Durango	Columbia	Yukon
	Mexico	Canada	Canada	Total

Balance, December 31, 2007	$12,489,137	$607,667	$1	$13,096,805

Acquisition costs	-	-	-	-

Exploration costs incurred
during period:
Assays	69,746	-	-	69,746
Assessment / taxes	23,421	-	-	23,421
Drilling	813,588	-	-	813,588
Geological	153,329	-	-	153,329

Balance, June 30, 2008	$13,549,221	$607,667	$1	$14,156,889

NOTE 4 - INVESTMENTS IN RELATED COMPANIES

Investments in related parties include the following marketable securities as at June 30, 2008:

			Accumulated
			Unrealized
	Number of		Gains
	Shares	Cost	(losses)	Fair Value

Available-for-sale shares:
Bralorne Gold Mines Ltd.	179,149	$205,848	$9,131	$214,979
Levon Resources Ltd.	141,200	4,236	13,414	17,650
Oniva International Services
Corporation		1	-	1
		$210,085	$22,545	$232,630

During the six months ended June 30, 2008, the Company recognized a $17,915 unrealized gain on investments in related parties designated as available-for-sale in other comprehensive income, representing the change in fair value during the fiscal period.

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the six months ended June 30, 2008
(Expressed in Canadian dollars - unaudited)

NOTE 5 - SHARE CAPITAL

(a)	Authorized: Unlimited common shares without par value

As at June 30, 2008, there were 20,584,727 shares outstanding with a recorded value of $33,112,072. There was no share capital activity for the six months ended June 30, 2008.

(b)	Warrants

During the six months ended June 30, 2008, there were no warrants issued, exercised or expired. On February 29, 2008, the TSX Venture Exchange approved the extension of the expiry date for the warrants expiring on March 20, 2008. The new expiry date for these warrants is March 20, 2009. Details of share purchase warrants outstanding as of June 30, 2008 are:

		Warrants
Expiry Date	Exercise Price	Outstanding

March 20, 2009 (new expiry date)	$2.50	2,498,750

(c)	Stock options

Details of stock options outstanding as of June 30, 2008 are:

		Stock Options
Expiry Date	Exercise Price	Outstanding
October 21, 2008	$1.20	41,800
April 5, 2010	$1.35	262,000
September 26, 2010	$1.35	52,500
March 15, 2011	$2.72	120,000
April 26, 2011	$3.99	975,000
February 26, 2013	$1.65	590,000
		2,041,300

During the six months ended June 30, 2008, there were 10,000 stock options cancelled and no stock options exercised or expired.

During the period, the Company granted stock options to various officers, directors, consultants and employees of the Company to purchase up to a total of 600,000 common shares at an exercise price of $1.65 per share pursuant to the Company’s stock option plan. The options vested immediately and are exercisable on or before February 26, 2013. The Company recorded stock-based compensation expense in the amount of $382,800 and $4,521 was recorded to shareholder and investor relations.

The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.32%, dividend yield of 0.0%, volatility of 60.74% and expected life from date of grant of three years.

Option-pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the six months ended June 30, 2008
(Expressed in Canadian dollars - unaudited)

NOTE 6 - RELATED PARTY TRANSACTIONS AND BALANCES

Balances and transactions with related parties not disclosed elsewhere in these financial statements are as follows:

(a)	During the six month period ended June 30, 2008, the company paid, or made provision for the future payment of the following amounts to related parties:

i)

$105,148 (2007 - $72,192) for administrative expenses (rent, salaries, office supplies and other miscellaneous disbursements) to Oniva International Services Corp (“Oniva”), a private company beneficially owned by the Company and a number of other public companies related through common directors;

	ii)	$48,000 (2007 - $48,000) to a private company controlled by a Director for management fees;

	iii)	$15,000 (2007 - $15,000) to a private company controlled by a director of a related company for consulting fees;

	iv)	$17,355 (2007 - $11,600) to a private company controlled by a director of a related company for geological consulting services; and

	v)	$7,500 (2007 - $7,500) to Directors for Directors fees.

(b)

The amounts due to related parties consist of $149,437 (December 31, 2007 - $147,424) due to Oniva; $7,500 (December 31, 2007 - $18,250) due to Directors for Directors fees; $2,625 (December, 2007 - $3,707) due to a Director of a related public company for expense reimbursements; and $nil (December 31, 2007 - $2,684) due to a private company controlled by a director of a related company for geological services.

The amounts due to related parties are non-interest bearing, unsecured and due on demand.

NOTE 7 - SUPPLEMENTARY CASH FLOW INFORMATION

	Three Months Ended		Six Months Ended,
	June 30, 2008	July 31, 2007	June 30, 2008	July 31, 2007

Net change in non-cash working
capital items:
Interest receivable	$(43,435)	$(9,397)	$(37,307)	$(8,211)
Taxes recoverable	(98,239)	(110,074)	(174,183)	(181,310)
Prepaid expenses	(16,017)	107	(17,590)	7,271
Due from related parties	3,943	66,943	-	60,201
Accounts payable and accrued
liabilities	(48,999)	(124,345)	(18,015)	(208,897)
Due to related parties	14,665	14,978	(16,975)	14,978

	$(217,412)	$(161,788)	$(264,070)	$(316,157)

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the six months ended June 30, 2008
(Expressed in Canadian dollars - unaudited)

NOTE 8 - COMMITMENTS

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva, which is a related company, are disclosed in Note 6.

The Company entered into an agreement in 2007 in which monthly operating services will be performed through to September 2008 in Durango, Mexico. The commitment remaining is $46,193 (services denominated in USD$45,000).

NOTE 9 - PRIOR PERIOD ADJUSTMENT

The beginning of period deficit for the three month period ended October 31, 2007 has been decreased by $244,165 as a result of exploration expenditures incurred in Mexico during the six month period ended July 31, 2007 that were expensed but have now been capitalized under mineral property exploration expenditures. The items affected on the statement of operations for the period ended July 31, 2007 are general exploration (reduced by $139,779) and office and miscellaneous (reduced by $104,386).

NOTE 10 – CHANGE IN FISCAL YEAR END

During 2007, the Company changed its fiscal year end from January 31st to December 31st to correspond to the December 31st fiscal year end of the Company’s Mexican operating subsidiaries which report on a calendar year basis. The effect of this change resulted in a previous fiscal period of eleven months ended December 31, 2007 for the consolidated statements of operations and comprehensive loss, deficit and accumulated other comprehensive income. Comparative figures used from the previous fiscal year will be based on quarters ending April 30, 2007, July 31, 2007, October 31, 2007 and December 31, 2008 after which time both the current reporting period and the comparative reporting period will become the same.